July 30, 2025

Charles T. Cassel , III
Chief Executive Officer
CSLM Digital Asset Acquisition Corp III, Ltd
2400 E. Commercial Boulevard, Suite 900
Ft. Lauderdale, FL 33308

        Re: CSLM Digital Asset Acquisition Corp III, Ltd
            Amendment No.2 to Registration Statement on Form S-1
            Filed July 22, 2025
            File No. 333-288156
Dear Charles T. Cassel III:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 18, 2025 letter.

Amendment No.2 to Registration Statement on Form S-1 filed July 22, 2025 Prospectus Summary, page 1

1.     We acknowledge your response to prior comment 3 and amended disclosure that the
       term    permitted withdrawal    refers to withdrawals to cover any
income, franchise or
       excise tax obligations of the Company. On the cover page and wherever you discuss redemptions upon failure to complete a business combination during the completion window, please revise to also note the use of up to $100,000 of interest to pay dissolution expenses, as contemplated by Item 1(k) of the Investment Management
       Trust Agreement.
       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related
 July 30, 2025
Page 2

matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pamela Long at 202-551-3765
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Giovanni Caruso